Exhibit 4.36

Irrevocable Power of Attorney

I, Liang Zhixiang, citizen of the People’s Republic of China (the “PRC”) with ID No [        ], is the shareholder holding 9% equity interests of Beijing BaiduPay Science and Technology Co., Ltd (“BaiduPay”), hereby irrevocably appoint Mr. Wang Zhan with the following powers and rights during the term of this Power of Attorney:

I hereby appoint Wang Zhan to exercise, on my behalf, all voting rights of shareholder in accordance with PRC laws and BaiduPay’s Articles at the shareholders’ meetings of BaiduPay, including but not limited to the right to sell or transfer any or all of equity interests of BaiduPay and to designate and appoint the general manager of BaiduPay as my authorized representative on the shareholders’ meeting of the BaiduPay.

Such authorization and appointment are based upon the precondition that Wang Zhan is acting as an employee of Baidu Online Network Technology (Beijing) Co., Ltd (“Baidu Online”) and Baidu Online agrees such authorization and appointment. Once Wang Zhan loses his title or position in Baidu Online or Baidu Online notifies of the termination of such authorization and appointment, I will withdraw such authorization and appointment to him immediately and designate/authorize the other individual nominated by Baidu Online to exercise the full voting rights on behalf of myself at the shareholders’ meetings of BaiduPay.

This Power of Attorney is irrevocable and effective upon the execution date of this Power of Attorney, and shall remain effective during the term when I hold any equity interests in BaiduPay unless otherwise explicitly provided in this Power of Attorney.

/s/ Liang Zhixiang
Liang Zhixiang:
Date: April 23, 2012